Exhibit 99.1

FERRARI PUBLISHES AGENDA FOR THE 2023 AGM

Maranello (Italy), March 3, 2023 - Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari”) announced today that it has published the agenda and the explanatory notes for the 2023 Annual General Meeting of Shareholders (“AGM”), which will be held on April 14, 2023 in Amsterdam, beginning at 9:00 a.m. CEST.

Ferrari’s AGM notice and explanatory notes, AGM materials and other instructions are available under the section Investors on Ferrari’s corporate website at https://www.ferrari.com/en-EN/corporate, where they can be viewed and downloaded1. Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The 2022 Annual Report and the annual report on Form 20-F are available on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate) at https://www.ferrari.com/en-EN/corporate/financial-documents and at https://www.sec.gov/edgar/browse/?CIK=1648416&owner=include. The AGM notice, explanatory notes and other AGM materials are available on the corporate website at https://www.ferrari.com/en-EN/corporate/shareholders-meetings.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977